Term Sheet To product supplement AF dated September 28, 2012, prospectus supplement dated September 28, 2012 and prospectus dated September 28, 2012	Term Sheet No. 1698AF Registration Statement No. 333-184193 Dated January 30, 2013; Rule 433
Deutsche Bank AG
Structured Investments	Deutsche Bank $ Buffered Return Enhanced Notes Linked to the Price of Gold due August 6*, 2014
General
•
The notes are designed for investors who seek a return at maturity of 1.31 times the potential positive performance (if any) of the price of gold (the “Underlying”), up to a Maximum Return on the notes of 13.10%**. If the Final Price is equal to or less than the Initial Price by an amount not greater than 10.00%, you will receive your initial investment at maturity. However, if the Final Price is less than the Initial Price by an amount greater than 10.00%, you will lose 1.1111% of the Face Amount of your notes for every 1.00% the Final Price is less than the Initial Price by an amount greater than 10.00%. The notes do not pay coupons and investors should be willing to lose some or all of their initial investment if the Final Price is less than the Initial Price by an amount greater than 10.00%. Any Payment at Maturity is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG, London Branch maturing August 6*, 2014†
•	Minimum purchase of $10,000. Minimum denominations of $1,000 (the “Face Amount”) and integral multiples thereof
•	The notes are expected to price on or about February 1*, 2013 (the “Trade Date”) and are expected to settle on or about February 6*, 2013 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Issue Price:	100% of the Face Amount
Underlying:	Gold
Upside Leverage Factor:	1.31
Maximum Return:	13.10%**
Payment at Maturity:	• If the Final Price is greater than the Initial Price, you will be entitled to receive a Payment at Maturity in cash per $1,000 Face Amount of notes, calculated as follows:
$1,000 +[$1,000 x the lesser of (i) Underlying Return x Upside Leverage Factor and (ii) the Maximum Return]
•      If the Final Price is equal to the Initial Price or is less than the Initial Price by an amount not greater than the Buffer Amount of 10.00%, you will be entitled to receive a Payment at Maturity in cash equal to $1,000 per $1,000 Face Amount of notes.

•      If the Final Price is less than the Initial Price by an amount greater than the Buffer Amount of 10.00%, you will lose 1.1111% of the Face Amount of your notes for every 1.00% that the Final Price is less than the Initial Price by an amount greater than 10.00%, and you will be entitled to receive a Payment at Maturity in cash per $1,000 Face Amount of notes, calculated as follows:
$1,000 + [$1,000 x (Underlying Return + Buffer Amount) x Downside Participation Factor]

You will lose some or all of your investment at maturity if the Final Price is less than the Initial Price by an amount greater than 10.00%. Any Payment at Maturity is subject to the credit of the Issuer.

Buffer Amount:	10.00%.
Downside Participation Factor:	1.1111
Underlying Return:	The Underlying Return will be calculated as follows:
Final Price – Initial Price
Initial Price
The Underlying Return may be positive, zero or negative.
Underlying Price:
On any day, the afternoon gold fixing price per troy ounce of gold for delivery in London through a member of the London Bullion Market Association (the “LBMA”) authorized to effect such delivery, stated in U.S. dollars, as calculated by the London Gold Market on such date quoted on Bloomberg page “GOLDLNPM <Comdty>,” or any successor page.

If the source for the Underlying Price is not available (or is published in error) on the Final Valuation Date, the Final Valuation Date may be postponed or the calculation agent may determine the Underlying Price in good faith and in a commercially reasonable manner, as described under “Description of Securities – Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement.

Initial Price:	The Underlying Price on the Trade Date
Final Price:	The Underlying Price on the Final Valuation Date
Trade Date:	February 1*, 2013
Settlement Date:	February 6*, 2013
Final Valuation Date†:	August 1*, 2014
Maturity Date††:	August 6*, 2014
Listing:	The notes will not be listed on any securities exchange.
CUSIP/ISIN:	25152RBM4 / US25152RBM43
*Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date may be changed so that the stated term of the notes remains the same.
**The actual Maximum Return on the notes will be set on the Trade Date and will not be less than 13.10%
† Subject to postponement as described in the accompanying product supplement under “Description of Securities — Adjustments to Valuation Dates and Payment Dates.”
††Subject to postponement as described under “Description of Securities – Adjustments to Valuation Dates and Payment Dates” and acceleration as described under “Description of Securities – Adjustments to Valuation Dates and Payment Dates – Commodity Hedging Disruption Events for Commodity Based Underlyings or Basket Components” in the accompanying product supplement.

Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page 7 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 5 of this term sheet.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement or prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public(1)	Fees(1)(2)	Proceeds to Issuer
Per note	$1,000.00	$12.50	$987.50
Total	$	$	$
(1)  Certain fiduciary accounts will pay a purchase price of $987.50 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.
(2)  Please see "Supplemental Plan of Distribution" in this term sheet for information about fees.
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

JPMorgan
Placement Agent
January 30, 2013

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the product supplement AF dated September 28, 2012, the prospectus supplement dated September 28, 2012 relating to our Series A global notes of which these notes are a part and the prospectus dated September 28, 2012. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Product supplement AF dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000095010312005082/crt_dp33006-424b2.pdf

Prospectus supplement dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409437/d414995d424b21.pdf

Prospectus dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409372/d413728d424b21.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This term sheet, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the product supplement, prospectus supplement, prospectus and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance.  We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes.  You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

What Is the Payment at Maturity on the Notes, Assuming a Range of Performances for the Underlying?

The following table illustrates a range of hypothetical Payments at Maturity on the notes. The table and the examples below assume a hypothetical Initial Price of 1,650.00, an Upside Leverage Factor of 1.31, a Downside Participation Factor of 1.1111 and a Maximum Return of 13.10%. The actual Initial Price and Maximum Return will be determined on the Trade Date. The results set forth below are for illustrative purposes only. The actual return on the notes will be based on the Underlying Return, determined using the Underlying Price of the Underlying on the Final Valuation Date.  The numbers appearing in the table and examples below have been rounded for ease of analysis.

Hypothetical Final Price	Hypothetical Underlying Return	Hypothetical Return on the Notes	Hypothetical Payment at Maturity
$3,300.00	100.00%	13.10%	$1,131.00
$3,135.00	90.00%	13.10%	$1,131.00
$2,970.00	80.00%	13.10%	$1,131.00
$2,805.00	70.00%	13.10%	$1,131.00
$2,640.00	60.00%	13.10%	$1,131.00
$2,475.00	50.00%	13.10%	$1,131.00
$2,310.00	40.00%	13.10%	$1,131.00
$2,145.00	30.00%	13.10%	$1,131.00
$1,980.00	20.00%	13.10%	$1,131.00
$1,815.00	10.00%	13.10%	$1,131.00
$1,732.50	5.00%	6.55%	$1,065.50
$1,650.00	0.00%	0.00%	$1,000.00
$1,567.50	-5.00%	0.00%	$1,000.00
$1,485.00	-10.00%	0.00%	$1,000.00
$1,320.00	-20.00%	-11.11%	$888.89
$1,155.00	-30.00%	-22.22%	$777.78
$990.00	-40.00%	-33.33%	$666.67
$825.00	-50.00%	-44.44%	$555.56
$660.00	-60.00%	-55.55%	$444.44
$495.00	-70.00%	-66.66%	$333.33
$330.00	-80.00%	-77.77%	$222.22
$165.00	-90.00%	-88.88%	$111.11
$0.00	-100.00%	-100.00%	$0.00

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1: The Underlying Price increases 30.00% from the Initial Price of $1,650.00 to a Final Price of $2,145.00. Because the Final Price of $2,145.00 is greater than the Initial Price of $1,650.00, and the Underlying Return of 30.00% multiplied by the Upside Leverage Factor of 1.31 is greater than the Maximum Return of 13.10%, the investor receives a Payment at Maturity of $1,131.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x 13.10%) = $1,131.00

Example 2: The Underlying Price increases 5.00% from the Initial Price of $1,650.00 to a Final Price of $1,732.50. Because the Final Price of $1,732.50 is greater than the Initial Price of $1,650.00 and the Underlying Return of 5.00% multiplied by the Upside Leverage Factor of 1.31 is less than the Maximum Return of 13.10%, the investor receives a Payment at Maturity of $1,065.50 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + [$1,000 x (5.00% x 1.31)] = $1,065.50

Example 3: The Underlying Price decreases 5.00% from the Initial Price of $1,650.00 to a Final Price of $1,567.50. Because the Final Price of $1,567.50 is less than the Initial Price of $1,650.00 by an amount not greater than the Buffer Amount of 10.00%, the investor receives a Payment at Maturity of $1,000.00 per $1,000 Face Amount of notes.

Example 4: The Underlying Price decreases 50.00% from the Initial Price of $1,650.00 to a Final Price of $825.00. Because the Final Price of $825.00 is less than the Initial Price of $1,650.00 by an amount greater than the Buffer Amount of 10.00%, the Underlying Return is negative and the investor receives a Payment at Maturity of $555.56 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + [$1,000 x (-50.00% + 10.00%) x 1.1111] = $555.56

Selected Purchase Considerations

•
CAPPED APPRECIATION POTENTIAL – The notes provide the opportunity to enhance returns by multiplying any positive Underlying Return by the Upside Leverage Factor of 1.31, up to the Maximum Return on the notes of 13.10%. The Upside Leverage Factor and Maximum Return will be set on the Trade Date and will not be less than 1.31 and 13.10%, respectively. Accordingly, the maximum Payment at Maturity is expected to be $1,131.00 for every $1,000 Face Amount of notes. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•
LIMITED PROTECTION AGAINST LOSS — Payment at Maturity of the notes is protected against a decline in the Underlying, as measured from the Initial Price to the Final Price, of up to the Buffer Amount of 10.00%. If the Final Price is less than the Initial Price by an amount greater than the Buffer Amount of 10.00%, you will lose 1.1111% of the Face Amount for every 1.00% that the Final Price is less than the Initial Price by an amount greater than 10.00%. Accordingly, you may lose some or all of your investment in the notes.

•
A COMMODITY HEDGING DISRUPTION EVENT MAY RESULT IN ACCELERATION OF THE NOTES – If a Commodity Hedging Disruption Event (as defined under “Description of Securities –  Adjustments to Valuation Dates and Payment Dates – Commodity Hedging Disruption Events for Commodity Based Underlyings or Basket Components” in the accompanying product supplement) occurs, we will have the right, but not the obligation, to accelerate the payment on the notes. The amount due and payable per $1,000 Face Amount of notes upon such early acceleration will be determined by the calculation agent in good faith and in a commercially reasonable manner on the date on which we deliver notice of such acceleration and will be payable on the fifth business day following the day on which the calculation agent delivers notice of such acceleration.

•
TAX CONSEQUENCES — In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, which is based on prevailing market conditions, it is more likely than not that the notes will be treated for U.S. federal income tax purposes as prepaid financial contracts that are not debt.  If this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity) and (ii) your gain or loss on the notes should be capital gain or loss and should be long-term capital gain or loss if you have held the notes for more than one year.  The Internal Revenue Service (the “IRS”) or a court might not agree with this treatment, however, in which case the timing and character of income or loss on your notes could be materially and adversely affected.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether beneficial owners of these instruments should be required to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.”  The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Underlying.  In addition to these selected risk considerations, you should review the “Risk Factors” section of the accompanying product supplement.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of your investment. The return on the notes at maturity is linked to the performance of the Underlying and will depend on whether, and the extent to which, the Underlying Return is positive, zero or negative. Your investment will be exposed on a leveraged basis of 1.1111% for each 1.00% that the Final Price is less than the Initial Price by an amount greater than the Buffer Amount of 10.00%, and you could lose some or all of your investment.

•
YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Final Price is greater than the Initial Price, for each $1,000 Face Amount of notes, you will be entitled to receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the Face Amount, regardless of the appreciation in the Underlying, which may be significant. We refer to this percentage as the Maximum Return, which will be set on the Trade Date and will not be less than 13.10%. Accordingly, the maximum Payment at Maturity is expected to be $1,131.00 for every $1,000 Face Amount of notes.

•	THE NOTES DO NOT PAY COUPONS – Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

•
THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS —  The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you might not receive the Payment at Maturity owed to you under the terms of the notes.

•
A COMMODITY HEDGING DISRUPTION EVENT MAY RESULT IN ACCELERATION OF THE NOTES — If a Commodity Hedging Disruption Event occurs, we will have the right to accelerate the payment on your notes prior to maturity. The amount due and payable on the notes upon such early acceleration will be determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest the proceeds in a comparable investment.

•
THE PRICE OF GOLD MAY CHANGE UNPREDICTABLY — Investments linked to the prices of commodities, such as gold, are considered speculative and the prices for commodities such as gold may fluctuate significantly over short periods due to a variety of factors, including changes in supply and demand relationships; wars; political and civil upheavals; acts of terrorism; agriculture, trade, fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; technological developments; changes in interest and exchange rates; trading activities in gold and substitute commodities and related contracts; weather; climatic events; and the occurrence of natural disasters. These factors may affect the price of gold and the value of your notes in varying and potentially inconsistent ways. Specific factors affecting the price of gold include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs in major gold producing nations such as South Africa, the United States and Australia, non-concurrent trading hours of gold markets and short-term changes in supply and demand because of trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors.

•
RISKS RELATED TO TRADING OF COMMODITIES — The Underlying Price is determined by the LBMA. The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of gold may be adversely affected. The LBMA is a principals’ market which operates in a manner more closely analogous to over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA, which would otherwise restrict fluctuations in the prices at which commodities trade on the LBMA. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

•
SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE AND MAY NOT CORRELATE WITH THE PRICES OF COMMODITIES GENERALLY — The Payment at Maturity on the notes is linked exclusively to the price of gold and not to a diverse basket of commodities or a broad-based commodity index. The price of gold may not correlate to the price of commodities generally and may diverge significantly from the prices of commodities generally. Because the notes are linked to the price of a single commodity, they carry greater risk and may be more volatile than a note linked to the prices of multiple commodities or a broad-based commodity index.

•
INVESTING IN THE NOTES IS NOT THE SAME AS INVESTING IN GOLD — The Payment at Maturity on the notes is based on the Underlying Return. Your Payment at Maturity may be less than you would have received had you invested directly in gold.

•
PAST PERFORMANCE OF THE UNDERLYING IS NO GUIDE TO FUTURE PERFORMANCE – The actual performance of the Underlying over the term of the notes may bear little relation to the historical Prices of the Underlying and may bear little relation to the hypothetical return examples set forth elsewhere in this term sheet. We cannot predict the future performance of the Underlying or whether the performance of the Underlying will result in any return of your investment.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the Payment at Maturity described in this term sheet is based on the full Face Amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates.  Such cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, the price at which Deutsche Bank AG (or its affiliates) will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

•
LACK OF LIQUIDITY –  The notes will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG (or its affiliates) is willing to buy the notes.  If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – While we expect that, generally, the Underlying Price will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Underlying;

•	supply and demand trends for gold;

•	the time to maturity of the notes;

•	interest rates and yields in the market generally;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events, especially those affect the price of gold;

•	supply and demand for the notes, and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

•
TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE COMMODITIES AND COMMODITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We and our affiliates are active participants in the commodities markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more commodities transactions.  In addition, we or one or more of our affiliates expect to hedge our commodity exposure from the notes by entering into commodity derivative transactions, such as over-the-counter options or futures. Such trading and hedging activities may affect commodity prices and make it less likely that you will receive a positive return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging and trading activities while the value of the notes declines.  We or our affiliates may also engage in trading in instruments linked to the Underlying on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in commodity prices. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes.  Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes.

•
WE AND OUR AFFILIATES AND AGENTS, OR JPMORGAN CHASE & CO. AND ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE UNDERLYING PRICE TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES — We, our affiliates and agents, and JPMorgan Chase & Co. and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the notes. We, our affiliates and agents, or JPMorgan Chase & Co. and its affiliates, may publish research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents, or JPMorgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Underlying to which the notes are linked.

•
POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. The calculation agent will determine, among other things, the Final Price, the Underlying Return and the amount that Deutsche Bank AG will pay you at maturity. The calculation agent will also be responsible for determining whether a market disruption event has occurred. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. The determination of a market disruption event by the calculation agent could adversely affect the amount of payment you receive at maturity.

•
POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. The calculation agent will determine, among other things, the Final Price, the Underlying Return and the amount that Deutsche Bank AG will pay you at maturity. The calculation agent will also be responsible for determining whether a market disruption event has occurred. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. The determination of a market disruption event by the calculation agent could adversely affect the amount of payment you receive at maturity.

•
THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN — There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS.  Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts that are not debt.  If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could be materially and adversely affected.  In addition, as described above under “Tax Consequences,” in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates.  The hedging or trading activities of our affiliates on or prior to the Trade Date and the Final Valuation Date could adversely affect the Underlying and, as a result, could decrease the amount you may receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of the Underlying Price from January 2, 2003 through January 25, 2013. You can obtain the Underlying Price from the Bloomberg page “GOLDLNPM <Comdty>.” The Underlying Price on January 27, 2013 was $1,660.00. We obtained the Underlying Prices below from Bloomberg and we have not participated in the preparation of, or verified, such information.

The historical performance of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the Underlying Price on the Final Valuation Date.  We cannot give you assurance that the performance of the Underlying will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the notes and will receive a fee from the Issuer that will not exceed $12.50 per $1,000 Face Amount of notes, but will forgo any fees for sales to certain fiduciary accounts.